UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 12)*


                   TURNER BROADCASTING SYSTEM, INC.
                           (Name of Issuer)

           CLASS B COMMON STOCK, PAR VALUE $.0625 PER SHARE
                    (Title of Class of Securities)

                              900262 50 2
                            (CUSIP Number)
                          Peter R. Haje, Esq.
                   General Counsel, Time Warner Inc.
        75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000
     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notice and Communications)


                           December 1, 1995
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D


CUSIP No. 900262 50 2                      Page   2    of   17   Pages
         -------------------                    ------    ------


-----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Time Warner Inc.
         IRS No. 13-1388520
-----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a [ ]
                                                                b [ ]
-----------------------------------------------------------------------
  3      SEC USE ONLY
-----------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
========================================================================
                    7        SOLE VOTING POWER
    NUMBER OF                      0
     SHARES       -----------------------------------------------------
  BENEFICIALLY      8        SHARED VOTING POWER
    OWNED BY                 54,691,827 (See Item 5)
      EACH        -----------------------------------------------------
   REPORTING        9        SOLE DISPOSITIVE POWER
     PERSON                       0
      WITH        -----------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             54,691,827 (See Item 5)
=======================================================================
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 54,691,827 shares (See Item 5)
-----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                           [ ]
-----------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 32.7% (See Item 5)
-----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
=======================================================================


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D


CUSIP No. 900262 50 2                      Page   3    of   17   Pages
         ------------------                     ------    ------
=======================================================================
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Time TBS Holdings, Inc.
         IRS No. 13-3412926
-----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a [ ]
                                                               b [ ]
-----------------------------------------------------------------------
  3      SEC USE ONLY
-----------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-----------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
=======================================================================
                    7        SOLE VOTING POWER
    NUMBER OF                          0
     SHARES       -----------------------------------------------------
  BENEFICIALLY      8        SHARED VOTING POWER
    OWNED BY                 25,329,714 (See Item 5)
      EACH        -----------------------------------------------------
    REPORTING       9        SOLE DISPOSITIVE POWER
     PERSON                         0
       WITH       -----------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             25,329,714 (See Item 5)
=======================================================================
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 25,329,714 shares (See Item 5)
-----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                           [ ]
-----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 15.5%
-----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
=======================================================================


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D
=======================================================================

CUSIP No. 900262 50 2                       Page   4   of   17   Pages
         ------------------                      -----    ------
=======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Warner Communications Inc.
         IRS No. 13-2696809
-----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a [ ]
                                                                b [ ]
-----------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
-----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
=======================================================================
                     7        SOLE VOTING POWER
     NUMBER OF                      0
      SHARES     ------------------------------------------------------
   BENEFICIALLY      8        SHARED VOTING POWER
     OWNED BY                  7,469,537 (See Item 5)
       EACH      ------------------------------------------------------
     REPORTING       9        SOLE DISPOSITIVE POWER
      PERSON                         0
       WITH      ------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              7,469,537 (See Item 5)
=======================================================================
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 7,469,537 shares (See Item 5)
-----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                           [ ]
-----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 5.3%
-----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
=======================================================================


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                     Page   5   of   17   Pages
         ------------------                    -----    ------
=======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Warner Cable Communications Inc.
         IRS No. 13-3134949
-----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a [ ]
                                                               b [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
-----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
=======================================================================
     NUMBER OF      7        SOLE VOTING POWER
      SHARES                     0
   BENEFICIALLY  ------------------------------------------------------
     OWNED BY       8        SHARED VOTING POWER
       EACH                  6,004,338 (See Item 5)
     REPORTING   ------------------------------------------------------
      PERSON        9        SOLE DISPOSITIVE POWER
       WITH                       0
                 ------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER
                              6,004,338 (See Item 5)
=======================================================================
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,004,338 shares (See Item 5)
-----------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                           [ ]
-----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 4.2%
-----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
=======================================================================


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D
=======================================================================

CUSIP No. 900262 50 2                      Page   6  of    17  Pages
         ------------------                     ----    ------
=======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         American Television and Communications Corp.
         IRS No. 13-2922502
-----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a [ ]
                                                               b [ ]
-----------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A (See Item 3)
-----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
=======================================================================

     NUMBER OF      7         SOLE VOTING POWER
      SHARES                        0
   BENEFICIALLY   -----------------------------------------------------
     OWNED BY       8        SHARED VOTING POWER
       EACH                  17,010,889 (See Item 5)
     REPORTING    -----------------------------------------------------
      PERSON        9        SOLE DISPOSITIVE POWER
       WITH                        0
                  -----------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             17,010,889 (See Item 5)
=======================================================================
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,010,889 shares (See Item 5)
-----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                           [ ]

-----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 12.4%
-----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
=======================================================================


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                    Page   7   of   17   Pages
         ------------------                   -----    ------
=======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Time Warner Operations Inc.
         IRS No. 13-3544870
-----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a [ ]
                                                               b [ ]
-----------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A (See Item 3)
-----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
=======================================================================

     NUMBER OF        7      SOLE VOTING POWER
      SHARES                    0
    BENEFICIALLY    ---------------------------------------------------
     OWNED BY         8      SHARED VOTING POWER
       EACH                  4,881,687 (See Item 5)
     REPORTING      ---------------------------------------------------
      PERSON          9      SOLE DISPOSITIVE POWER
       WITH                      0
                    ---------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             4,881,687 (See Item 5)
=======================================================================
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,881,687 shares (See Item 5)
-----------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                           [ ]
-----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.5%
-----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
=======================================================================


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          AMENDMENT NO. 12 TO
                             SCHEDULE 13D



          Time Warner Inc., a Delaware corporation ("Time Warner"), Time TBS Holdings, Inc., a Delaware corporation ("Holdings"), Warner Communications Inc., a Delaware corporation ("WCI"), Warner Cable Communications Inc., a Delaware corporation ("WCCI"), American Television and Communications Corporation, a Delaware corporation ("ATC"), and Time Warner Operations Inc., a Delaware corporation ("Operations"), hereby amend and supplement their statement on
Schedule 13D relating to the Class B Common Stock, par value $.0625 per share (the "TBS Class B Common Stock"), of Turner Broadcasting System, Inc., a Georgia corporation ("TBS"), as originally filed with the Securities and Exchange Commission (i) by Holdings and Time Warner on June 15, 1987, as amended and restated in its entirety on August 31, 1995, and as subsequently amended; and (ii) by WCCI and WCI on June 16, 1987, as amended and restated in its entirety on August 31, 1995, and as subsequently amended. Time Warner, Holdings, WCI, ATC, Operations and WCCI are hereinafter collectively referred to as the "Reporting Persons".

          Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of TBS Class B Common Stock and the joint
Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement".

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs prior to the last paragraph thereof:

          "As contemplated by the Merger Agreement, Time Warner and TBS have agreed to amend the Merger Agreement to implement the Holding Company Transaction. Time Warner, TW Inc., a Delaware corporation and currently a wholly owned subsidiary of Time Warner ("New Time Warner"), Time Warner Acquisition Corp., a Delaware corporation ("Delaware Sub"), TW Acquisition Corp., a Georgia corporation ("Georgia Sub"), and TBS have entered into an Amended and Restated Agreement and Plan of Merger (the "Amended and Restated Merger Agreement") dated as of September 22, 1995, pursuant to which (a) Delaware Sub will be merged (the "Time Warner Merger") into Time Warner, (b) each outstanding share of common stock of Time Warner, other than shares held directly or indirectly by Time Warner, will be converted into one share of common stock, par value $.01 per share, of New Time Warner, ("New Time Warner Common Stock"), (c) each outstanding share of each series of preferred stock of Time Warner, other than shares held directly or indirectly by Time Warner and shares with respect to which appraisal rights are properly exercised, will be converted into one share of a substantially identical series of preferred stock of New Time Warner having the same designation as the shares of preferred stock of Time Warner so converted, (d)

Georgia Sub will be merged (the "TBS Merger") into TBS, (e) each outstanding share of TBS Class A Common Stock and TBS Class B Common Stock, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS and shares with respect to which dissenters' rights are properly exercised, will be converted into 0.75 of a share of New Time Warner Common Stock, (f) each outstanding share of TBS Class C Preferred Stock, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS and shares with respect to which dissenters' rights are properly exercised, will be converted into 4.80 shares of New Time Warner Common Stock, (g) each of Time Warner and TBS will become a wholly owned subsidiary of New Time Warner and (h) New Time Warner will be renamed "Time Warner Inc." A copy of the Amended and Restated Merger Agreement is attached as Exhibit 2(a) to Time Warner's Current Report on Form 8-K dated as of December 1, 1995 (the "December Form 8-K"), and is incorporated by reference herein.

          The Holding Company Transaction is subject to customary closing conditions, including the approval of the shareholders of TBS, the approval of the stockholders of Time Warner, all necessary approvals of the Federal Communications Commission and appropriate antitrust approvals. There can be no assurance that all these approvals can be obtained in a timely fashion or, in the case of governmental approvals, if obtained, will not be conditioned upon changes to the terms of the Merger Agreement."

Item 5.   Interest in Securities of TBS.

          Item 5 of the Statement is hereby amended and supplemented by amending the last two paragraphs of paragraphs (a) and (b) to read as follows:

          "In connection with the Amended and Restated Merger Agreement, Time Warner and New Time Warner have also entered into an Amended and Restated LMC Agreement dated as of September 22, 1995, with Liberty Media Corporation ("LMC") and certain direct and indirect wholly owned subsidiaries of LMC (the "Amended and Restated LMC Agreement"). A copy of the Amended and Restated LMC Agreement is attached as Exhibit 10(a) to the December Form 8-K, and is incorporated by reference herein. Pursuant to the Amended and Restated LMC Agreement, LMC and certain of its subsidiaries have agreed, subject to certain conditions, to vote all their TBS shares in favor of the approval of the TBS Merger and each of the other transactions contemplated by the Amended and Restated Merger Agreement and in favor of the approval and adoption of the Amended and Restated Merger Agreement. Time Warner has agreed with LMC that Time Warner will terminate the Amended and Restated Merger Agreement and abandon the Holding Company Transaction under certain circumstances, including (a) the imposition by any regulatory authority of certain restrictions or burdens on LMC and its affiliates as a condition to approval of the Holding Company Transaction and related transactions and (b) if New Time

Warner adopts a stockholder rights agreement and such agreement differs from the Time Warner stockholder rights agreement in any material respect except as set forth in Exhibit G to the Amended and Restated LMC Agreement.

          In addition, pursuant to the Amended and Restated Merger Agreement and the Shareholders' Agreement, New Time Warner and the Turner Shareholders will enter into Investors' Agreements and a Registration Rights Agreement, pursuant to which (a) Turner will, subject to certain conditions, be entitled to designate two people for election to the Board of Directors of New Time Warner, (b) certain of the Turner Shareholders will be subject to certain restrictions on transfer of New Time Warner Common Stock and certain restrictions on other activities relating to New Time Warner and (c) New Time Warner will grant to the Turner Shareholders rights to require the registration of sales of shares of New Time Warner Common Stock received in the TBS Merger under the Securities Act of 1933, as amended (the "Securities Act"). In addition to the TBS shares beneficially owned by Time Warner as described above, LMC has agreed to grant Time Warner an option, exercisable under certain circumstances, to acquire the 30.1 million shares of TBS Class B Common Stock and the 6.1 million shares of TBS Class C Common Stock beneficially owned by LMC and its subsidiaries at the same price that would be payable for such TBS shares in the Holding Company Transaction."

Item 6.   Contracts, Arrangements, Understandings or
          Relationship with Respect to Securities of TBS.

          Item 6 of the Statement is hereby amended to read in its entirety as follows:

               "In connection with the Merger Agreement, Time Warner has entered into the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, the Turner Shareholders have agreed to vote all their TBS shares in favor of the approval of the TBS
Merger and each of the other transactions contemplated by the Amended and Restated Merger Agreement and in favor of the approval and adoption of the Amended and Restated Merger
Agreement.  In addition, pursuant to the Amended and Restated
Merger Agreement and the Shareholders' Agreement, New Time Warner and the Turner Shareholders have agreed that, upon consummation of the Holding Company Transaction, New Time Warner and the
Turner Shareholders will enter into Investors' Agreements and a Registration Rights Agreement, pursuant to which (a) Turner will, subject to certain conditions, be entitled to designate two people for election to the Board of Directors of New Time Warner,
(b) certain of the Turner Shareholders will be subject to certain restrictions on transfer of New Time Warner Common Stock and certain restrictions on other activities relating to New Time
Warner and (c) New Time Warner will grant to the Turner
Shareholders rights to require the registration of sales of shares of New Time Warner Common Stock received in the TBS Merger under the Securities Act of 1933, as amended (the "Securities
Act"). Mr. Turner beneficially owns 55.1 million shares of TBS Class A Common Stock and 30.6 million shares of TBS Class B
Common Stock.

                In connection with the Amended and Restated Merger Agreement, Time Warner and New Time Warner have entered into the Amended and Restated LMC Agreement. Pursuant to the Amended and Restated LMC Agreement, LMC and certain of its subsidiaries have agreed, subject to certain conditions, to vote all their TBS shares in favor of the approval of the TBS Merger and each of the other transactions contemplated by the Amended and Restated
Merger Agreement and in favor of the approval and adoption of the Amended and Restated Merger Agreement. Time Warner has agreed with LMC that Time Warner will terminate the Amended and Restated Merger Agreement and abandon the Holding Company Transaction under certain circumstances, including (a) the imposition by any regulatory authority of restrictions or burdens on LMC and its affiliates as a condition to approval of the Holding Company Transaction and related transactions and (b) if New Time Warner adopts a stockholder rights agreement and such agreement differs from the Time Warner stockholder rights agreement in any material respect except as set forth in Exhibit G to the Amended and

Restated LMC Agreement. Reference is also made to the description of the agreements and discussions in Items 4 and 5 of this Statement."

Item 7.   Material to be Filed as Exhibits.

          The exhibits listed on the accompanying Exhibit Index have been incorporated by reference as part of this Statement and such
Exhibit Index is incorporated herein by reference.

                              SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 1995


                                           Time Warner Inc.


                                    By:      /s/ Peter R. Haje
                                           --------------------------
                                    Name:  Peter R. Haje
                                    Title: Executive Vice President


                                           Time TBS Holdings, Inc.


                                    By:     /s/ Thomas W. McEnerney
                                           --------------------------
                                    Name:  Thomas W. McEnerney
                                    Title: Vice President

                                           Warner Communications Inc.


                                    By:     /s/ Thomas W. McEnerney
                                           --------------------------
                                    Name:  Thomas W. McEnerney
                                    Title: Vice President


                                           Warner Cable
                                           Communications Inc.


                                    By:     /s/ Thomas W. McEnerney
                                           --------------------------
                                    Name:  Thomas W. McEnerney
                                    Title: Vice President


                                           American Television and
                                           Communications Corporation


                                    By:     /s/ Thomas W. McEnerney
                                           --------------------------
                                    Name:  Thomas W. McEnerney
                                    Title: Vice President


                                           Time Warner Operations Inc.


                                    By:     /s/ Thomas W. McEnerney
                                           --------------------------
                                    Name:  Thomas W. McEnerney
                                    Title: Vice President

                             EXHIBIT INDEX

EXHIBIT               DESCRIPTION


Exhibit 11 Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, among Time Warner Inc., TW Inc., Time Warner Acquisition Corp., TW Acquisition Corp. and Turner Broadcasting System, Inc. (incorporated by reference to Exhibit 2(a) of the Current Report on Form 8-K of Time Warner Inc. dated as of December 1, 1995).

Exhibit 12 Amended and Restated LMC Agreement dated as of September 22, 1995, among Time Warner Inc., TW Inc., Liberty Media Corporation, TCI Turner Preferred, Inc., Communication Capital Corp. and United Turner Investment, Inc. (incorporated by reference to Exhibit 10(a) of the Current Report on Form 8-K of Time Warner Inc. dated as of December 1, 1995).